                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended December 31, 1997
                                   -----------------

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ________ to ________


                         Commission file number 0-15327
                                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CYTRX CORPORATION 401(K) PROFIT-SHARING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                CYTRX CORPORATION
                             154 Technology Parkway
                             Norcross, Georgia 30092

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                                  Page
                                                                                  ----
Report of Independent Auditors                                                      2

Statements of Net Assets Available for Plan Benefits
      as of December 31, 1997 and 1996                                              3

Statements of Changes in Net Assets Available for Plan Benefits
      for the Years Ended December 31, 1997, 1996 and 1995                          4

Notes to Financial Statements                                                       6

Signatures                                                                         10

Supplemental Schedules:
      Schedule of Assets Held for Investment Purposes                              11

      Schedule of Reportable Transactions                                          12

Exhibit Index                                                                      13

                         REPORT OF INDEPENDENT AUDITORS



The Trustees of the CytRx Corporation
401(k) Profit-Sharing Plan


We have audited the accompanying statements of net assets available for plan benefits of the CytRx Corporation 401(k) Profit-Sharing Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997 and Schedule of Reportable Transactions for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 1997 financial statements taken as a whole.



ERNST & YOUNG LLP


Atlanta, Georgia
June 23, 1998

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             Retirement    Corporate               Basic                CytRx
                                            Preservation     Bond      Capital     Value    Growth    Corporation
                                               Trust         Fund        Fund      Fund      Fund     Common Stock     Total
                                            ------------   ---------  --------   --------  --------   ------------   ----------
DECEMBER 31, 1997

ASSETS
     Investments at Market Value            $     51,718   $  40,722  $390,382   $576,685  $401,244   $    378,086   $1,838,837

     Cash & Cash Equivalents                      17,014           -         -          -         -              -       17,014

     Receivables:
        Employer contributions                         -           -         -          -         -         24,114       24,114
        Employee contributions                         -         625     2,051      4,235     3,853            379       11,143
        Employee loans                            20,392           -         -          -         -              -       20,392
                                            ------------   ---------  --------   --------  --------   ------------   ----------
                                                  20,392         625     2,051      4,235     3,853         24,493       55,649
                                            ------------   ---------  --------   --------  --------   ------------   ----------

              Total Assets                        89,124      41,347   392,433    580,920   405,097        402,579    1,911,500
                                            ------------   ---------  --------   --------  --------   ------------   ----------

LIABILITIES
        Due to CytRx Corporation                  17,037           -         -          -         -              -       17,037
                                            ------------   ---------  --------   --------  --------   ------------   ----------

Net Assets Available for Plan Benefits      $     72,087   $  41,347  $392,433   $580,920  $405,097   $    402,579   $1,894,463
                                            ============   =========  ========   ========  ========   ============   ==========

DECEMBER 31, 1996
ASSETS
     Investments at Market Value            $     85,995   $  18,710  $287,784   $343,640  $224,164   $    304,463   $1,264,756

     Cash & Cash Equivalents                         203           -         -          -         -              -          203

     Receivables:
        Employer contributions                         -           -         -          -         -         30,450       30,450
        Employee contributions                       492       1,267     3,319      5,935     6,999          1,668       19,680
        Employee loans                            17,480           -         -          -         -              -       17,480
        Other                                         13           -         -          -         -              -           13
                                            ------------   ---------  --------   --------  --------   ------------   ----------
                                                  17,985       1,267     3,319      5,935     6,999         32,118       67,623
                                            ------------   ---------  --------   --------  --------   ------------   ----------

              Total Assets                       104,183      19,977   291,103    349,575   231,163        336,581    1,332,582
                                            ------------   ---------  --------   --------  --------   ------------   ----------

LIABILITIES                                            -           -         -          -         -              -            -
                                            ------------   ---------  --------   --------  --------   ------------   ----------

Net Assets Available for Plan Benefits      $    104,183   $  19,977  $291,103   $349,575  $231,163   $    336,581   $1,332,582
                                            ============   =========  ========   ========  ========   ============   ==========

                            See accompanying notes.

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                            Retirement     Federal   Corporate            Basic              CytRx
                                           Preservation  Securities    Bond     Capital   Value   Growth   Corporation
                                               Trust        Trust      Fund      Fund     Fund     Fund    Common Stock    Total
                                           ------------  ----------  ---------  -------- -------- -------  ------------  ----------
Net assets available for plan benefits
 January 1, 1995                           $      5,565  $   19,592  $       -  $141,601 $140,439 $     -  $    135,620  $  442,817

    Employee contributions                       44,038      14,935      6,866    67,176   59,881  52,916        61,077     306,889

    Employer contributions                            -           -          -         -        -       -       138,672     138,672

    Investment income                             1,545         814        109    22,449    9,296   4,857         2,962      42,032

    Net appreciation (depreciation) in
      market value of investments                     -       2,561         16    30,398   44,233  (3,863)     (101,031)    (27,686)

    Interfund transfers                          43,049     (37,902)       (48)  (23,018)  13,156  13,400        (8,637)          -

    Forfeitures                                       -           -          -         -        -       -          (425)       (425)

    Distributions/Withdrawals                         -           -          -      (758)  (1,071)      -          (136)     (1,965)

                                           ------------  ----------  ---------  -------- -------- -------  ------------  ----------
Net assets available for plan benefits
 December 31, 1995                         $     94,197  $        -  $   6,943  $237,848 $265,934 $67,310  $    228,102  $  900,334

    Employee contributions                       35,910           -     17,206    47,933   69,821 114,542        32,379     317,791

    Employer contributions                            -           -          -         -        -       -       143,067     143,067

    Investment income                             5,741           -      1,182    25,716   20,221  16,138             -      68,998

    Net appreciation (depreciation) in
      market value of investments                     -           -        405     4,438   25,803  24,348       (87,606)    (32,612)

    Interfund transfers                         (25,525)          -     (3,307 ) (11,518) (12,405) 23,522        29,233           -

    Distributions/Withdrawals                    (6,140)          -     (2,452 ) (13,314) (19,799)(14,697)       (8,594)    (64,996)

                                           ------------  ----------  ---------   -------  ------- -------  ------------  ----------
Net assets available for plan benefits
 December 31, 1996                         $    104,183  $        -  $  19,977  $291,103 $349,575 $231,163 $    336,581  $1,332,582



                           See accompanying notes.

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                            Retirement     Federal   Corporate            Basic              CytRx
                                           Preservation  Securities    Bond     Capital   Value   Growth   Corporation
                                               Trust        Trust      Fund      Fund     Fund     Fund    Common Stock    Total
                                           ------------  ----------  ---------  -------  -------  -------  ------------  ----------
Net assets available for plan benefits
 December 31, 1996                         $    104,183  $        -  $  19,977  $291,103 $349,575 $231,163 $    336,581  $1,332,582

    Employee contributions                       17,380           -     20,543    48,479  103,025  141,104       46,826     377,357

    Employer contributions                            -           -          -         -        -        -      163,134     163,134

    Investment income                             3,791           -      2,812    28,036   37,433   29,966            -     102,038

    Net appreciation (depreciation) in
      market value of investments                 1,724           -       (228)   29,875   71,315   (2,491)    (100,026)        169

    Interfund transfers                         (15,690)          -       (821)    4,459   30,747    6,658      (25,353)          -

    Distributions/Withdrawals                   (39,301)          -       (936)   (9,519) (11,175)  (1,303)     (18,583)    (80,817)

                                           ------------  ----------  ---------   -------  -------  ------- ------------  ----------
Net assets available for plan benefits

 December 31, 1997                         $     72,087  $        -  $  41,347  $392,433 $580,920 $405,097 $    402,579  $1,894,463
                                           ============  ==========  =========  ======== ======== ======== ============  ==========


                            See accompanying notes.

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS



1.     Description of Plan
       General
       The CytRx Corporation 401(k) Profit-Sharing Plan (the "Plan") is a contributory defined contribution plan that covers substantially all employees of CytRx Corporation and its wholly-owned subsidiaries (Proceutics, Inc., Vaxcel, Inc. and VetLife, Inc., collectively referred to herein as "the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description for the Plan for a more complete description of the Plan's provisions.

       Contributions
       Eligible employees may elect to contribute up to 15% of their total compensation on a pre-tax basis, subject to statutory restrictions. In 1997 the maximum salary deferral allowed by the Internal Revenue Service was $9,500. Participants may also elect to contribute additional amounts on an after-tax basis, subject to statutory restrictions.

       Company matching contributions are made equal to 50% of the participants' pre-tax contribution. The Company matching contribution is made in the form of CytRx Corporation common stock. The number of shares of stock contributed to the Plan is determined at the end of each calendar quarter by dividing the total value of the authorized Company matching contribution by the average stock price during the quarter.

       Vesting
       Participants are immediately vested in their contributions and earnings thereon. Company contributions are vested in accordance with the following schedule:


               Years of Service         Vested Percentage
               ----------------         -----------------
                       0                       0%
                       1                     33 1/3%
                       2                     66 2/3%
                       3                      100%

       Distributions
       Withdrawals and distributions from the Plan are calculated at the market value of the pro rata shares of the fund to which Participants are entitled. Participants may receive distributions of their vested balances upon termination of employment, disability or attainment of age 59 1/2. Withdrawals are also permitted for financial hardship.

       Forfeitures
       Forfeitures of unvested account balances by terminating Participants are used to reduce future Company matching contributions.

       Investment Programs
       All amounts contributed to the Plan have been deposited with Merrill Lynch Pierce Fenner & Smith, Inc., the Custodian of the Plan. At December 31, 1997 the Plan provided the following funds in which participants have elected to invest their Plan assets:

       Merrill Lynch Retirement Preservation Trust -- This fund seeks current income, preservation of capital and liquidity available from investing in a diversified portfolio of short-term money market instruments as well as annuity contracts issued by banks and insurance companies. At December 31, 1997 there were 27 Plan participants with balances in this fund.

       Merrill Lynch Corporate Bond Fund -- High Income Portfolio - This fund seeks as high a level of current income as is consistent with prudent investment management by investing principally in corporate securities which are rated in the lower categories of the established rating services. At December 31, 1997 there were 29 Plan participants with balances in this fund.

       Merrill Lynch Capital Fund --This fund seeks to achieve the highest total investment return consistent with prudent risk through a fully managed investment policy which permits management of the fund to vary investment in equity, debt, convertible and money market securities based on its evaluation of changes in economic and market trends. At December 31, 1997 there were 51 Plan participants with balances in this fund.

       Merrill Lynch Basic Value Fund -- This fund seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the fund believes to be undervalued, especially those selling at a discount from book value or at historically low price/earnings ratios. At December 31, 1997 there were 71 Plan participants with balances in this fund.

       Merrill Lynch Growth Fund -- This fund seeks long-term capital appreciation by investing in a diversified portfolio of equity securities with principal emphasis on issues believed to be undervalued. At December 31, 1997 there were 64 Plan participants with balances in this fund.

       CytRx Corporation Common Stock Fund -- Invests solely in common stock of CytRx Corporation. At December 31, 1997 there were 85 Plan participants with balances in this fund.

       Federal Securities Trust -- This fund seeks a high current return through investments in U.S. Government and Government Agency securities. The Plan discontinued use of this fund during 1995.

       During 1998, five additional investment programs have been added to the plan.

       Amendment or Termination
       The Company intends to continue the Plan indefinitely but reserves the right to terminate it at any time or amend it in any manner it deems advisable. No amendment or termination may reduce any participant's vested interest accrued to the date of such amendment or termination.


2.     Summary of Significant Accounting Policies
       Method of Accounting
       The financial statements of the Plan have been prepared using the accrual basis of accounting. Participant contributions are recorded as receivables when the related payroll deductions are made for Plan participants. Contributions receivable represent reconciling items between the accompanying financial statements, which are prepared in accordance with generally accepted accounting principles, and the financial information contained in the Plan's Form 5500 filed with the Internal Revenue Service, which is prepared using the cash basis of accounting.

       Use of Estimates
       The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

       Investments
       Investments are stated at market value based on quoted market prices on national exchanges.


3.     Administrative Expenses
       All custodial, record-keeping and trust administration fees and expenses incurred for the benefit of the Plan are paid by the Company.


4.     Income Tax Status
       The Plan has received a favorable determination letter from the Internal Revenue Service indicating that it is qualified under Section 401 of the Internal Revenue Code and that the related trust is tax-exempt under
       Section 501 of the Internal Revenue Code. Accordingly, the trust's net investment income is exempt from income taxes. The Company is not aware of any actions or series of events that have occurred that might adversely affect the Plan's qualified status.

5.     Subsequent Events
       Subsequent to December 31, 1997 the Company divested of Proceutics, Inc. ("Proceutics") and VetLife, Inc. (VetLife"). Such divestitures resulted in a partial termination of the Plan. Accordingly, all plan participants previously employed by Proceutics and VetLife vested in their participant accounts which totaled approximately $645,000 at December 31, 1997.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


June 23, 1997                          CYTRX CORPORATION
                                       401(K) PROFIT-SHARING PLAN


                                       /s/ Mark W. Reynolds
                                       ---------------------------
                                       Mark W. Reynolds
                                       Chief Financial Officer
                                       CytRx Corporation

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997

                                                                              Market
Name of Issuer and Title of Issue                  Shares         Cost        Value
---------------------------------                -----------  -----------   -----------

Merrill Lynch Retirement Preservation Trust           51,718  $    51,718   $    51,718

Merrill Lynch Corporate Bond Fund                      5,027       40,253        40,722

Merrill Lynch Capital Fund                            11,553      351,996       390,382

Merrill Lynch Basic Value Fund                        15,765      472,354       576,685

Merrill Lynch Growth Fund                             15,187      377,869       401,244

CytRx Corporation Common Stock                       128,732      611,288       378,086
                                                              -----------   -----------

Total Assets Held for Investment                              $ 1,905,478   $ 1,838,837
                                                              ===========   ===========

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1997

                                                                                                              Current
                                                                                                             Value of
                                                                                                             Assets on
                                                                                                  Cost of   Transaction     Net
Identity of Party Involved        Description of Assets                Purchases       Sales      Assets       Date      Gain (Loss)
------------------------------    ---------------------------------   -----------    --------   ----------  -----------  -----------
Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------
CytRx Corp.                       Common Stock                         $  98,869                $  98,869    $  98,869

                                                                                     $  92,949  $ 116,220    $  92,949   $  (23,271)

Merrill Lynch Pierce Fenner       Merrill Lynch Capital Fund
& Smith, Inc.                                                          $ 105,417                $ 105,417    $ 105,417
                                                                                     $  34,584  $  32,187    $  34,584   $    2,397

Merrill Lynch Pierce Fenner       Merrill Lynch Basic Value Fund
& Smith, Inc.                                                          $ 181,126                $ 181,126    $ 181,126
                                                                                     $  19,933  $  16,117    $  19,933   $    3,816

Merrill Lynch Pierce Fenner       Merrill Lynch Growth Fund
& Smith, Inc.                                                          $ 206,960                $ 206,960    $ 206,960
                                                                                     $  40,658  $  36,329    $  40,658   $    4,329

Merrill Lynch Pierce Fenner       Merrill Lynch CMA Money Fund
& Smith, Inc.                                                          $ 423,847                $ 423,847    $ 423,847
                                                                                     $ 407,045  $ 407,045    $ 407,045   $        -




Note: Commissions and fees related to purchases and sales of investments are included in the cost of investments or the proceeds from the sale and are not separately identified by the trustee.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1997.

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

                             FORM 11-K EXHIBIT INDEX



Exhibit Number         Description                           Page
--------------         -----------                           ----
  23.1                 Consent of Ernst & Young LLP           14